SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

08 March 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 08 March 2019 re: Director/PDMR Shareholding

 8 March 2019

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

On 20 February 2019, the Group published details of upcoming remuneration disclosures for the Group, including salary, Long-Term Incentive Plan (LTIP) vesting, Group Performance Share (bonus), Group Ownership Share (LTIP) awards and Fixed Share Awards for PDMRs ('Summary Remuneration Announcement').  Where awards had not yet been made, estimates were provided. The Group now announces that the awards described below were made on 6 March 2019, and that the release of awards and other transactions in Shares described below occurred on 6 March 2019.

This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2018 Annual Report and Accounts published on 20 February 2019. The 2018 Annual Report and Accounts is available on the 'Annual Reports' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

2018 Group Performance Share Awards
In line with requirements of the PRA Rulebook and FCA Remuneration Code (SYSC 19D), a maximum of 40 per cent of any variable remuneration awarded to Executive Directors and other members of the Group Executive Committee will be paid in 2019 (subject to applicable holding requirements). The remaining 60 per cent must be deferred.

For the 2018 Group Performance Share awards, £2,000 is paid in cash in March 2019 with the balance of the upfront 40 per cent delivered in Shares. 50 per cent of the upfront Shares will be delivered immediately and will be subject to a holding period ending in March 2020. The remaining 50 per cent of the upfront element will be delivered in June 2019 as a number of Shares to be determined based on the prevailing share price at that time, and with such number of Shares being separately notified to the market at the time of delivery.  The remaining 60 per cent of the 2018 Group Performance Share awards is deferred into Shares, with 40 per cent vesting in 2020 and 20 per cent in 2021, and with a holding period applying to half the shares delivered.

Name	Number of Shares Awarded in March 2019(1)	Number of Shares Vested immediately (subject to a one year holding period) (2)
António Horta-Osório	1,494,258	197,988
George Culmer	668,453	88,569
Juan Colombás	668,453	88,569
Antonio Lorenzo	766,565	101,569
Vim Maru	621,150	82,301
Zak Mian	539,998	71,548
David Oldfield	591,546	78,379
Janet Pope	351,693	46,598
Stephen Shelley	593,253	78,605
Jennifer Tippin	778,443	103,142

1 Based on a Share price of 63.052 pence, being the average of the closing Share price of the five trading days prior to the date of award. This is the maximum number of Shares under award, which will be subject to income tax and national insurance contributions on vesting.  The number of Shares to be delivered in June 2019 will be determined based on the prevailing share price at that time and separately notified to the market at the time of delivery.

2 Net amount vesting immediately

Group Ownership Share Plan - 2019 awards
Awards for the 2018 performance period were made on 6 March 2019 under the rules of the Executive Group Ownership Share Plan 2016. These awards are subject to a three-year performance period ending 31 December 2021, with vesting between the third and seventh anniversary of award on a pro-rata basis.  These awards are subject to clawback for at least seven years from the date of award.

Name	Maximum number of Shares awarded(1)(2)	Expected value(3)
António Horta-Osório	7,685,276	£2,422,860
George Culmer	-	-
Juan Colombás	4,412,086	£1,390,954
Antonio Lorenzo	4,289,531	£1,352,318
Vim Maru	4,099,864	£1,292,523
Zak Mian	3,915,727	£1,234,472
David Oldfield	4,289,531	£1,352,318
Janet Pope	2,321,331	£731,823
Stephen Shelley	3,915,727	£1,234,472
Jennifer Tippin	2,712,868	£855,259
Andrew Walton	2,547,554	£803,142

1
Determined based on a Share price of 63.052 pence being the average of the closing Share price of the five trading days prior to the date of award. As regulations prohibit the payment of dividend equivalents on awards in 2019 and subsequent years, the number of Shares subject to award has been determined by applying a discount factor to the Share price on award, as previously disclosed.  The Remuneration Committee has approved an adjustment of 29.8 per cent for colleagues who are senior managers, including the Executive Directors.

2	Vesting determined in 2022 subject to the satisfaction of stretching performance targets over the performance period ending 31 December 2021.
3
The values for the Group Ownership Shares awards are shown at an expected value of 50 per cent of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the Share price at the date of vesting.

Deferred Bonus / Group Performance Share Awards for 2015, 2016 and 2017 Performance
As announced on 20 February 2019, Deferred Bonus / Group Performance Share Awards are due to be released in 2019 which represent deferred elements of bonus awards related to performance in 2015, 2016 and 2017.

In accordance with the Group's deferral policy, for the 2015 and 2016 awards a proportion of the Shares are released over three years, being received in tranches in March and September, and for the 2017 award the deferred proportion of the Shares are released over a period of two years in March of each year.

50 per cent of the gross number of Shares subject to the 2017 Group Performance Share Award is subject to a holding period ending March 2020.

In this respect, the Group announces that today, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received (for no payment) the number of Shares as set out by their name. A further announcement will be made in September for the September release.

Name	Number of Shares (2015 deferral)	Number of Shares (2016 deferral)	Number of Shares (2017 deferral)	2017 subject to hold
António Horta-Osório	-	93,927	206,075	206,075
George Culmer	-	44,233	93,336	93,336
Juan Colombás	-	44,491	93,336	93,336
Antonio Lorenzo	43,621	42,144	79,297	79,297
Vim Maru	26,488	34,933	78,689	78,689
Zak Mian	5,688	23,663	108,099	108,099
David Oldfield	23,119	46,006	86,961	86,961
Janet Pope	5,767	5,647	42,055	42,055
Stephen Shelley	19,245	12,692	80,118	80,118
Jennifer Tippin	6,269	8,810	86,762	86,762

Disposal of Shares
The Group announces the sale of Shares by PDMRs as set out below. Following the sale of Shares, the PDMRs continue to comply with the Group's shareholding policy requirements and hold Shares as set out below, including Shares subject to holding periods of up to a further two years post vesting.

Name of PDMR	Number of Shares Sold	Price Per Share	Transaction date	Number of Shares held by the PDMR (and persons closely associated) following the sale
António Horta-Osório	300,002	0.629679	7 March 2019	28,252,629

Release of Long-Term Incentive Awards made in March 2016
As announced on 20 February 2019, the Long Term Incentive Plan (LTIP) awards made in March 2016 are vesting at 68.7 per cent.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below today received (for no payment) the number of Shares (including Shares in respect of dividend equivalents) as set out by their name, following the partial vesting of LTIP awards made in March 2016.  Executive Directors and Material Risk Takers at the time of the award in 2016 are required to retain any Shares vesting for a further two years.

Name	Number of Shares
António Horta-Osório	2,096,001
George Culmer	1,156,579
Juan Colombás	1,140,516
Antonio Lorenzo	1,124,452
Vim Maru	913,421
Zak Mian	153,305
David Oldfield	1,023,661
Janet Pope	146,604
Stephen Shelley	286,338
Jennifer Tippin	143,168

Transfer of Shares
The Group announces that António Horta-Osório, a PDMR, transferred 3,000,000 Shares to his wife, AnaHorta-Osório, a person closely associated with him, on 7 March 2019, who acquired the Shares for nil consideration.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

8 March 2019

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	1,494,258
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	7,685,276

d)	Aggregated information - Aggregated volume - Price	9,179,534 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	197,988

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2016)	GBP00.0000	93,927
	Deferred Bonus Plan (2017)	GBP00.0000	412,150

d)	Aggregated information - Aggregated volume - Price	506,077 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	2,096,001

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Transfer of Shares to his wife, Ana Horta-Osório, a person closely associated, who acquired the Shares for nil consideration.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	3,000,000

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Disposal of shares	GBP00.629679	300,002

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ana Horta-Osório
2	Reason for the notification
a)	Position/status	A person closely associated with António Horta-Osório, a PDMR
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares for nil consideration from her husband, António Horta-Osório, a PDMR.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	3,000,000

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00. 0000	668,453

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	88,569

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2016)	GBP00.0000	44,233
	Deferred Bonus Plan (2017)	GBP00.0000	186,672

d)	Aggregated information - Aggregated volume - Price	230,905 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	1,156,579

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	668,453
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	4,412,086

d)	Aggregated information - Aggregated volume - Price	5,080,539 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	88,569

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2016)	GBP00.0000	44,491
	Deferred Bonus Plan (2017)	GBP00.0000	186,672

d)	Aggregated information - Aggregated volume - Price	231,163 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	1,140,516

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	766,565
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	4,289,531

d)	Aggregated information - Aggregated volume - Price	5,056,096 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	101,569

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015, 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2015)	GBP00.0000	43,621
	Deferred Bonus Plan (2016)	GBP00.0000	42,144
	Deferred Bonus Plan (2017)	GBP00.0000	158,594

d)	Aggregated information - Aggregated volume - Price	244,359 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	1,124,452

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	621,150
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	4,099,864

d)	Aggregated information - Aggregated volume - Price	4,721,014 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	82,301

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015, 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2015)	GBP00.0000	26,488
	Deferred Bonus Plan (2016)	GBP00.0000	34,933
	Deferred Bonus Plan (2017)	GBP00.0000	157,378

d)	Aggregated information - Aggregated volume - Price	218,799 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	913,421

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	539,998
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	3,915,727

d)	Aggregated information - Aggregated volume - Price	4,455,725 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	71,548

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015, 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2015)	GBP00.0000	5,688
	Deferred Bonus Plan (2016)	GBP00.0000	23,663
	Deferred Bonus Plan (2017)	GBP00.0000	216,198

d)	Aggregated information - Aggregated volume - Price	245,549 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	153,305

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	591,546
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	4,289,531

d)	Aggregated information - Aggregated volume - Price	4,881,077 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	78,379

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015, 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2015)	GBP00.0000	23,119
	Deferred Bonus Plan (2016)	GBP00.0000	46,006
	Deferred Bonus Plan (2017)	GBP00.0000	173,922

d)	Aggregated information - Aggregated volume - Price	243,047 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	1,023,661

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	351,693
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	2,321,331

d)	Aggregated information - Aggregated volume - Price	2,673,024 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	46,598

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015, 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2015)	GBP00.0000	5,767
	Deferred Bonus Plan (2016)	GBP00.0000	5,647
	Deferred Bonus Plan (2017)	GBP00.0000	84,110

d)	Aggregated information - Aggregated volume - Price	95,524 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	146,604

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	593,253
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	3,915,727

d)	Aggregated information - Aggregated volume - Price	4,508,980 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	78,605

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015, 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2015)	GBP00.0000	19,245
	Deferred Bonus Plan (2016)	GBP00.0000	12,692
	Deferred Bonus Plan (2017)	GBP00.0000	160,236

d)	Aggregated information - Aggregated volume - Price	192,173 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	286,338

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jennifer Tippin
2	Reason for the notification
a)	Position/status	Group People & Productivity Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2018 and the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2018 Group Performance Share Award	GBP00.0000	778,443
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	2,712,868

d)	Aggregated information - Aggregated volume - Price	3,491,311 GBP00.0000
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the release of part of the 2018 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2018 Group Performance Share Award Partial Release	GBP00.0000	103,142

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015, 2016 and 2017 Deferred Bonus Award / Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2015)	GBP00.0000	6,269
	Deferred Bonus Plan (2016)	GBP00.0000	8,810
	Deferred Bonus Plan (2017)	GBP00.0000	173,524

d)	Aggregated information - Aggregated volume - Price	188,603 GBP00.0000
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Long-Term Incentive Award on a net of incometax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2016 LTIP	GBP00.0000	143,168

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	7 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Ownership Share Plan - 2019 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - Group Ownership Share Plan - 2019 awards	GBP00.0000	2,547,554

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	6 March 2019
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 08 March 2019